787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

January 28, 2010

VIA EDGAR

John Ganley

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:    Post-Effective Amendments to each fund (each, a “Fund” and collectively, the “Funds”) listed on Appendix A

Dear Mr. Ganley:

On behalf of each Fund listed on Appendix A to this letter, we herewith transmit for filing, under the Securities Act of 1933, as amended (the “Securities Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”), Post-Effective Amendments (the “Amendments”), as numbered on Appendix A, to each Fund’s Registration Statement on Form N-1A (the “Registration Statement”).

The Amendments are being filed pursuant to Rule 485(b) under the Securities Act and it is proposed that they become effective on January 28, 2010.

The Amendments are being filed for the purpose of updating the financial statements and other information and to make other non-material changes. We have reviewed the Amendments and represent that they do not contain disclosures which would render them ineligible to become effective pursuant to Rule 485(b).

The Amendments also contain the Funds’ responses to the telephonic comments provided by John Ganley of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on January 15, 2010 regarding each Fund’s Post-Effective Amendment to its Registration Statement filed with the Commission on November 24, 2009 and November 25, 2009. The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Funds. The Funds’ responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the relevant Registration Statement(s). The Staff’s comments

NEW YORK    WASHINGTON    PARIS    LONDON    MILAN    ROME     FRANKFURT    BRUSSELS

January 28, 2010

have been categorized as “Comments to the Summary Prospectus,” and “Fund-Specific Comments,” and the comments have been grouped accordingly under each category.

Comments to the Summary Prospectus of each Fund

Comment 1:	Fee Table: Please delete footnote 1 to the Fee Table, which discloses the contingent deferred sales charge assessed on certain redemptions of Investor A Shares.

Response:	The Funds respectfully decline to delete footnote 1 to the Fee Table. The Funds refer the Staff to the correspondence filed with Post-Effective Amendment No. 20 to BlackRock Global SmallCap Fund, Inc., File Nos. 033-53399 and 811-07171, which outlines the Funds’ responses to the Staff’s prior comments and discusses the Funds’ rationale for not deleting footnote 1 to the Fee Table.

Comment 2:	Performance Information: In the narrative preceding the Bar Chart, if the Fund only compares its performance to one benchmark, please delete the disclosure stating the relevance of the Funds’ benchmark.

Response:	The requested change has been made. The disclosure has been removed for each Fund that compares its performance to only one benchmark.

Comment 3:	Performance Information: Please delete all footnotes to the Performance Table describing the benchmarks to which the Funds’ performance is compared. This disclosure can be moved elsewhere in the Funds’ prospectus.

Response:	The requested change has been made. The disclosure describing the Funds’ benchmark has been moved to the Glossary.

Comment 4:	Purchase and Sale of Fund Shares: Please delete the disclosure for Investor B Shares if they have no minimum initial or subsequent investment requirements.

Response:	The Funds respectfully decline to delete the information relating to Investor B Shares, as the Funds believe that it would be confusing to investors to see that Investor B Shares appear in the Fee Table and elsewhere in the Summary Prospectus, but that they are absent from the disclosure required by Item 6 of Form N-1A. The information provided for Investor B Shares is responsive to Item 6 insofar as it relates to the minimum investment requirement that such Shares only can be purchased through exchange, dividend reinvestment, or certain qualified employee benefit plans. Absent this disclosure, a potential investor who may want to purchase Investor B Shares would not know what the investment requirements are for such Shares.

Comment 5:	Principal Risks: Please review and revise the risk disclosures for length. Specifically, the foreign securities and mortgage- and asset-backed securities risks are overly lengthy.

January 28, 2010

Response:	The Funds respectfully decline to reduce the length of the current risk disclosures. The Funds refer the Staff to the correspondence filed with Post-Effective Amendment No. 20 to BlackRock Global SmallCap Fund, Inc., File Nos. 033-53399 and 811-07171, which outlines the Funds’ responses to the Staff’s prior comments. In the response to comment 8 of that prior correspondence, the Funds have already reduced the length of the foreign securities risk disclosure and other risk disclosures.

Fund-Specific Comments: BlackRock High Income Fund, a series of BlackRock Bond Fund, Inc.

Comment 6:	Fee Table: Please combine footnotes 2 and 3.

Response:	The requested change has been made.

Fund-Specific Comments: BlackRock Total Return Fund, a series of BlackRock Bond Fund, Inc.

Comment 7:	Fee Table: In response to Instruction 1(d)(i) of Item 3 of Form N-1A, please disclose in a footnote that the table and Example reflect the expenses of both the Feeder and Master Funds.

Response:	The requested change has been made. The Fee Table includes a footnote stating that the table and Example reflect the expenses of both the Feeder and Master Funds.

Fund-Specific Comments: BlackRock Balanced Capital Fund, Inc.

Comment 8:	Investment Objective: Please remove the investment strategy language from the investment objective, unless the investment objective is a fundamental policy of the Fund.

Response:	The Fund respectfully declines to remove the investment strategy language from the investment objective. The investment objective is a fundamental policy of the Fund and may not be changed without the approval of the holders of a majority of the Fund’s outstanding voting securities.

Comment 9:	Principal Investment Strategies: In the sentence, “[f]und management expects that, as a general rule, a majority of the Fund’s equity investments will be equity securities of large cap companies selected from the Russell 1000® Index,” Please clarify whether the large cap companies represent a subset or the universe of the Russell 1000 Index. Please define large cap companies of the Russell 1000 Index in which the Fund will invest.

Response:	The Fund has provided the following additional disclosure, which is currently provided in the statutory prospectus, in the principal investment strategy section of the summary prospectus: “Large cap companies are companies that at the time of purchase have a market capitalization equal to or greater than the top

January 28, 2010

80% of the companies that comprise the Russell 1000® Index. As of December 31, 2009, the lowest market capitalization in this group was $1.76 billion. The market capitalizations of companies in the index change with market conditions and the composition of the index.”

Comment 10:	Principal Investment Strategies: Please remove the following sentence: “Investing in emerging markets is not a primary strategy of the Total Return Portfolio.” Form N-1A, Item 9(b), Instruction 3 provides that a negative strategy is not a principal investment strategy.

Response:	The requested change has been made. The negative strategy has been deleted from the Principal Investment Strategies.

Comment 11:	Principal Risks: The Fund discloses that junk bond risk is a principal risk; however, junk bonds is not disclosed as a principal investment strategy of the Fund. Please consider removing junk bond risk as a principal risk of the Fund if investment in junk bonds is not a principal investment strategy.

Response:	As disclosed in the statutory prospectus, the Fund may invest in junk bonds as part of its principal investment strategy. The principal investment strategy section of the summary prospectus has been revised to clarify that the Fund may invest in junk bonds.

Fund-Specific Comments: BlackRock Government Income Portfolio, a series of BlackRock Funds II

Comment 12:	Fee Table: The date to which the contractual waiver or reimbursement arrangement is expected to continue is disclosed as February 1, 2010. The fee waiver arrangement must be effective for no less than one year from the date of the registration statement in order to disclose the arrangement in the fee table.

Response:	The requested change has been made. The date to which the contractual waiver or reimbursement arrangement is expected to continue has been updated to the current applicable date of February 1, 2011.

Comment 13:	Principal Investment Strategies: The Fund discloses that “the management team will normally attempt to structure the Government Income Fund’s portfolio to have a comparable duration to its benchmark.” Please specify the duration of the benchmark as either a range or the duration as of a certain date.

Response:	The requested change has been made. Additional information about the duration of the benchmark has been provided in the prospectus.

Comment 14:	Principal Risks: Borrowing and leverage risk is included as a principal risk of the Fund; however, borrowing is not disclosed as a principal investment strategy of the Fund. Please revise the risk disclosure to remove borrowing risk if borrowing is not a principal investment strategy of the Fund.

January 28, 2010

Response:	The requested change has been made. The Fund has separated the borrowing risk disclosure from the leverage risk disclosure. Because the Fund does not have borrowing as a principal or secondary strategy, borrowing risk has been deleted from the prospectus.

Comment 15:	Performance Table: Please remove footnote 1 as an addition of a benchmark does not require disclosure.

Response:	The requested change has been made.

Fund-Specific Comments: BlackRock High Yield Bond Portfolio, a series of BlackRock Funds II

Comment 16:	Principal Investment Strategies: The Fund discloses as follow: “The High Yield Fund normally invests at least 80% of its assets in high yield bonds, including convertible and preferred securities.” Please explain why preferred securities are considered bonds. Typically, a preferred security is considered an equity security and not a fixed income security.

Response:	The Fund has clarified the description of its 80% policy as set out in the principal investment strategy section and has deleted reference to convertible and preferred securities.

Comment 17:	Principal Investment Strategies: In the second paragraph of this section, please delete the following sentence, which relates to risk disclosure: “These securities involve considerable risk and have significant uncertainties regarding the issuer’s current or future ability to make interest and principal payments.”

Response:	The requested change has been made.

Fund-Specific Comments: BlackRock Low Duration Bond Portfolio, a series of BlackRock Funds II

Comment 18:	Principal Investment Strategies: The Fund discloses that it will “invest primarily in investment grade bonds and maintains an average portfolio duration that is within ±20% of the duration of the benchmark.” Please specify the duration of the benchmark as either a range or the duration as of a certain date.

Response:	The requested change has been made. Additional information about the duration of the benchmark has been provided in the prospectus.

Comment 19:	Principal Investment Strategies and Principal Risks: The Fund discloses that repurchase agreements risk is a principal risk; however, investments in repurchase agreements is not disclosed as a principal investment strategy of the Fund. The Fund discloses the following: “The Fund may seek to obtain market exposure to the securities in which it primarily invests by entering into a series of purchase and sale contracts or by using other investment techniques (such as reverse repurchase agreements or dollar rolls).” Please consider removing repurchase agreements risk as a principal risk of the Fund.

January 28, 2010

Response:	The Fund respectfully declines to remove the repurchase agreements risk from the principal risk section. Repurchase agreements may be included in the “other investment techniques” category as set out in the current disclosure in the principal investment strategy section.

Fund-Specific Comments: BlackRock Bond Portfolio, a series of BlackRock Funds II

Comment 20:	Investment Grade Securities Risk: The investment grade securities risk discloses that securities rated in the four highest rating categories are considered investment grade but may also have some speculative characteristics. This statement is overbroad as securities rated AAA and AA have no speculative characteristics. Please clarify which rating categories have speculative characteristics.

Response:	The Investment Grade Securities Risk has been deleted from the prospectus. Similar risk disclosure that clarifies which rating categories have speculative characteristics is provided in Part II of the Fund’s Statement of Additional Information under “Investment Grade Debt Obligations.”

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Each Fund acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its documents, and acknowledges that the Commission is not foreclosed by its comment process from taking any action with respect to the each Fund’s documents.

Please do not hesitate to contact me at (212) 728-8555 if you have comments or if you require additional information regarding each Fund’s Registration Statement.

Respectfully submitted,

/s/ Edward Gizzi

Edward Gizzi

cc:	Denis Molleur
Doug McCormack
Aaron Wasserman
Ed Baer
Maria Gattuso

January 28, 2010

Appendix A

BlackRock Bond Fund, Inc.

BlackRock High Income Fund

BlackRock Total Return Fund

File Nos. 2-62329 and 811-02857

Re: Post Effective Amendment No. 45

BlackRock Balanced Capital Fund, Inc.

File Nos. 2-49007 and 811-2405

Re: Post-Effective Amendment No. 56

BlackRock Funds II, Inc.

BlackRock Government Income Portfolio

BlackRock High Yield Bond Portfolio

BlackRock Low Duration Bond Portfolio

BlackRock Total Return Portfolio II

BlackRock Bond Portfolio

BlackRock GNMA Portfolio

BlackRock Inflation Protected Bond Portfolio

BlackRock Intermediate Government Bond Portfolio

BlackRock Long Duration Portfolio

BlackRock Managed Income Portfolio

BlackRock Aggressive Growth Prepared Portfolio

BlackRock Conservative Prepared Portfolio

BlackRock Growth Prepared Portfolio

BlackRock Moderate Prepared Portfolio

File Nos. 333-142592 and 811-22061

Re: Post Effective Amendment Nos. 21, 22 and 23